EX-99.a.1.iii

CERTIFICATE OF AMENDMENT
TO
AGREEMENT AND DECLARATION OF TRUST
OF
DELAWARE GROUP EQUITY FUNDS I

The undersigned Trustees of Delaware Group Equity Funds I, a Delaware statutory trust (the “Trust”), constituting a majority of the Board of Trustees of the Trust, do hereby certify that pursuant to the authority granted to the Trustees in Article VIII, Section 5 of the Agreement and Declaration of Trust of the Trust made as of December 17, 1998, as amended to date (the “Declaration of Trust”), the Declaration of Trust is hereby amended as follows:

FIRST.                      ARTICLE III, Section 6(b) is amended by replacing the first paragraph with the following:

(b) Liabilities Held with Respect to a Particular Series.  The assets of the Trust held with respect to each particular Series shall be charged against the liabilities of the Trust held with respect to that Series and all expenses, costs, charges, and reserves attributable to that Series, and any liabilities, expenses, costs, charges and reserves of the Trust which are not readily identifiable as being held with respect to any particular Series (collectively, “General Liabilities”) shall be allocated and charged by the Board of Trustees to and among any one or more of the Series in such manner and on such basis as the Board of Trustees in its sole discretion deems fair and equitable.  The liabilities, expenses, costs, charges and reserves so charged to a Series are herein referred to as “liabilities held with respect to” that Series.  Each allocation of liabilities, expenses, costs, charges and reserves by the Board of Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes.  All Persons who have extended credit which has been allocated to a particular Series, or who have a claim or contract which has been allocated to any particular Series, shall look exclusively to the assets of that particular Series for payment of such credit, claim, or contract.  In the absence of an express contractual agreement so limiting the claims of such creditors, claimants and contract providers, each creditor, claimant and contract provider will be deemed nevertheless to have impliedly agreed to such limitation unless an express provision to the contrary has been incorporated in the written contract or other document establishing the claimant relationship.

SECOND.                      This Certificate of Amendment may be signed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned Trustees have duly executed this Certificate of Amendment as of the 18th day of August, 2009.

/s/ Patrick P. Coyne Patrick P. Coyne, Trustee	/s/ Ann R. Leven Ann R. Leven, Trustee
/s/ Thomas L. Bennett Thomas L. Bennett, Trustee	/s/ Thomas F. Madison Thomas F. Madison, Trustee
/s/ John A. Fry John A. Fry, Trustee	/s/ Janet L. Yeomans Janet L. Yeomans, Trustee
/s/ Anthony D. Knerr Anthony D. Knerr, Trustee	/s/ J. Richard Zecher J. Richard Zecher, Trustee
/s/ Lucinda S. Landreth Lucinda S. Landreth, Trustee